Exhibit 99.71

CONSENT OF MARIO E. ROSSI

The undersigned hereby consents to the use of the technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, including as amended and restated, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Solaris Resources Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Mario E. Rossi

Mario E. Rossi, MSc, Min. Eng.

Dated: April 12, 2024